

05041937

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2004 (MM/DD/YY) AND ENDING March 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cogent Alternative Strategies, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901-B Post Road
(No. and Street)

Fairfield	Connecticut	06824
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Doeberl — 203-256-9498
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Doeberl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cogent Alternative Strategies, Inc., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

JOANNE C. BARTMESS
NOTARY PUBLIC
MY COMMISSION EXPIRES 2/28/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAY 2 7 2005
WASH. D.C.
198
SECTION

COGENT ALTERNATIVE STRATEGIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com


SEC MAIL PROCESSING
RECEIVED
MAY 27 2005
WASH. D.C.
198
SECTION

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Cogent Alternative Strategies, Inc.

We have audited the accompanying statement of financial condition of Cogent Alternative Strategies, Inc. (the "Company"), as of March 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cogent Alternative Strategies, Inc. as of March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
May 15, 2005

COGENT ALTERNATIVE STRATEGIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

ASSETS

Cash and cash equivalents		$ 21,592
Other assets		13,658
TOTAL ASSETS		$ 35,250

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accrued expenses and other liabilities		$ 10,039
SHAREHOLDERS' EQUITY		
Common stock, par value .01; authorized 1,000 shares; issued and outstanding 1,000 shares	$ 20,000	
Additional paid in capital	57,000	
Retained earnings/deficit	(51,789)	
TOTAL SHAREHOLDERS' EQUITY		25,211
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 35,250

The accompanying notes are an integral part of this statement.

COGENT ALTERNATIVE STRATEGIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Cogent Alternative Strategies, Inc. (the "Company") began doing business as a registered broker-dealer with the Securities and Exchange Commission in July 2000. The principal source of the Company's income is generated from the private placement of securities. In this capacity, the firm places assets with investment managers for its qualified individual and institutional customers.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America. For income tax purposes, the company reports its income and expenses on a cash basis. Deferred taxes result from the recognition of certain items in different periods for financial and tax reporting.

Organizational costs are amortized using the straight-line method over 60 months.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include $11,045 in a money market fund, which is held at the bank.

4. PROVISION FOR INCOME TAXES

The Company is recognized as a Corporation by the Internal Revenue Service. As a Corporation, the Company is subject to both federal and state taxes.

At March 31, 2005 the Company had federal net operating loss carryforwards of approximately $57,030 expiring at March 31, 2024 and March 31, 2025. In addition, there are available state net operating loss carryforwards of approximately $94,612 which expire on between March 31, 2006 and March 31, 2010.

Included in other assets is a deferred tax asset of $958 that has been offset by a valuation allowance due to the uncertainty about the realization of the carryforwards.

5. RELATED PARTY TRANSACTIONS

The Company has an agreement with an entity controlled by the Company's members. Under this agreement, the affiliated company provides marketing, research, and consulting services to the Company. On a monthly basis, these fees are paid after a reassessment of the costs incurred by the affiliate. The financial statements reflect fees of $146,004 relating to this arrangement.

6. COMMITMENT

The Company leases office space under a non-cancelable lease expiring April 14, 2006. The lease contains provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum lease payments for the fiscal year ending March 31, 2006 are $7,560.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2005, the Company had net capital of $20,427, which exceeded the minimum requirement of $5,000 by $15,427. The Company's ratio of aggregate indebtedness to net capital was .49 to 1.